Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

Questions and Answers

On August 4, 2011, Nalco Holding Company (“Nalco”) made the following Questions and Answers available to employees of Nalco:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab Inc. (“Ecolab”), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Benefits/Compensation/Retirement

Will medical insurance for retirees be the same as today?
After the merger closes, we will be carefully reviewing the benefits offered by Ecolab and how Nalco’s health and financial benefits will be integrated.

Does Ecolab have Blue Cross Blue Shield?
Like Nalco, Ecolab offers a comprehensive benefit program. Offering high-quality benefits programs is considered an important part of the total rewards Ecolab offers to its associates. They provide health and welfare benefits through another top quality national provider.  After the merger closes, we will carefully review the benefits offered by Ecolab and how Nalco’s health and financial benefits will be integrated. Our understanding is that the benefits programs of the companies are very similar, but we need to do more work to understand this in detail.

Does Ecolab have a fully funded pension?
After the merger closes, the integration planning process will address a wide range of human resources topics that will provide us these types of details.

When is Ecolab’s annual merit increase?
After the merger closes, the integration planning process will address a wide range of human resources topics that will provide us these types of details.

What will happen to LTIP and LSP stock?
Unvested restricted shares will convert to unvested Ecolab shares on the same terms and conditions as they currently have.  Unvested performance shares will also convert, but the performance criteria may change as the current criteria may no longer be applicable.  This is a complex area and we are working with Ecolab on the details of the implications to these plans and will communicate them before the close.

Are there any pension changes?
The merger is not expected to have an immediate impact on the pension plan. After the merger closes decisions will be made about how retirement benefits—including the pension plan and its funded position—will be integrated.  Regardless, any benefit you have earned under the pension plan is generally protected by federal law (ERISA) and available to you when you retire.

Should I retire now and escape possible changes?
Decisions to retire are personal decisions.  Any benefit you have earned under the pension plan is generally protected by federal law and available to you when you retire, so there is no financial benefit to retiring earlier than desired.  This deal is expected to create opportunities amidst the changes that will occur so each individual decision will be personal.

What about those employees that are close to 55 and the escalation of the calculation at that point?
The merger is not expected to have an immediate impact on the pension plan. After the merger closes decisions will be made about how retirement benefits—including the pension plan—will be integrated. Regardless, any benefit you have earned under the pension plan is protected by federal law (ERISA) and available to you when you retire.

Will tuition reimbursement program be affected?
Nalco’s tuition reimbursement program is expected to remain the same through 2011. We have not made a decision about tuition reimbursement program for 2012.  After the merger closes, the integration planning process will address a wide range of human resources issues and any changes will be communicated to all employees.

Will we retain our sick days, etc?
Nalco’s paid time off program is expected to remain the same through 2011. We have not made a decision about paid time off programs for 2012.   After the merger closes, the integration planning process will address a wide range of human resources issues and any changes will be communicated to all employees.

Strategic Fit

How does our Heavy Business strategically fit with Ecolab and how does the Ecolab merger help the Heavy SBUs?
Our Heavy SBUs (Paper, Chemicals, Power, Primary Metals) and our Mining SBU are great growth engines for the company and clearly align with the water management strategic interest of Ecolab in Nalco. In countries where Ecolab has a critical customer mass – most notably Australia – in the mining heavy industry, they have continued to pursue and invest in these businesses.    The Heavy SBUs diversify Ecolab’s base of food-service, food processing, hotel and health care customers. Our market share gives them the market space they desire.

The merger helps the Heavy SBUs by better positioning it for strategy execution due to a better debt position.  We will have the ability to attract capital to continue investing in our growth strategy.

We can’t see any synergies or fit for Energy in the new organization – will Energy be spun off after this transaction?
The Energy Services business has been an excellent growth engine for Nalco and is expected to continue to play that role in Ecolab.  Water expertise is already an important part of the Energy Services capabilities, and new energy sources are increasingly water intensive.  Oil sands, hyrdraulic fracturing of natural gas and enhanced oil recovery technologies all leverage strong water-related expertise that will further accelerate the growth of our Energy Services business.  In addition, the Energy Services business leverages a similar service-oriented business model to Ecolab’s offering, with advanced technology development that may be able to be leveraged across other offerings.

What will happen to the TIORCO joint venture with Stepan given Ecolab’s strong expertise and skill in surfactants – which is what Stepan provides to that venture?
While Ecolab clearly has exceptional surfactant expertise, it has never applied that expertise in enhanced oil recovery markets.  We have a very good partnership with Stepan in this market and changing that relationship is not part of the strategic intent of the proposed merger.

Was there any mention of Mobotec in the materials?
Ecolab has long followed a strategy of Circle the Customer, Circle the Globe.  The Nalco Mobotec air offering can be a very valuable part of a Circle the Customer approach to bringing a strong basket of offerings to customers with whom we have exceptional strategic relationships.

Current Operations and Integration

Why say this is a merger when it’s an acquisition?
The discussion of this agreement as a merger is a reflection of the strategic intent of the relationship.  Following the merger, Nalco shareholders are expected to own at least 20 percent of Ecolab stock, given the target of payment to Nalco shareholders being in 30% cash and 70% Ecolab shares. Effectively, we are merging our shareholder bases.  In addition, Nalco’s operating management team is expected to remain with the combined entity, Nalco will continue to be the go-to-market brand in our businesses and Nalco Company and its subsidiaries will be the operating entities.  While the legal entity structure may change over time as opportunities are identified, Nalco will be a distinct operating part of Ecolab.

Have you anticipated a large attrition in people with this merger? What contingencies do you have in place to keep us supplied and serviced?
With accelerating growth as the main objective of the merger, the deal was not reached to achieve substantial personnel take-outs in either company.  We will, of course, pursue the cost synergies announced with the merger agreement in addition to our ongoing productivity efforts.  But the savings envisioned from these efforts can come from many places other than people. We don’t anticipate any challenges in supply, and expect that the larger scope of the combined companies will enable us to negotiate more aggressively with suppliers.

Will there be any changes in your business model and structure?
No major changes are anticipated, but the integration teams will be instructed to look for the best from both companies and ensure that best practices are adopted across our organization.

Will the Management Team change or my local sales office and service teams?
We don’t expect any significant changes in the commercial team or technology team structures.  For most employees, your manager today will be your manager six months from today.

Will this affect my visa/green card status?
The legal entities of the companies are expected to continue to operate so no change should occur based on this transaction.

Will I still have a job? When will I know? Will we get 3 or 6 months advance notice?
It is far too early to anticipate the outcomes of integration efforts on individuals.   With our objective of taking the best from both organizations, the best way to maximize your opportunity to be a key part of the ongoing business is to perform well.  As we said, we are not targeting synergies in the commercial and R&D teams.  Other than for performance or for ongoing Get FIT projects, we don’t anticipate knowing of changes for any employees until the merger closes.

I am a contractor.  Will Ecolab absorb contract employees?
At this time, it is business as usual.  We do not expect the merger to be complete until 4th quarter and more information will be available.

Will we translate customer communications to different languages?
We expect local teams to translate materials as needed and will identify opportunities to do some translations at the corporate level.

How is this merger different than previous mergers?
Previous relationships were about taking cash out of Nalco.  This merger is about growth and investing in the future of both companies.

How do I get information or ask a question on the merger?
There is a central site in SharePoint that will house all communications on the merger as well as offer a channel to questions you or your customers have.

How can I be part of the integration team?
It is too early to develop any integration teams.  If you are interested in this for the future please relay this information to your manager.

Does Ecolab have Shared Service Centers around the world, like Nalco?
As we know more about Ecolab operations, we will share with you.

Does this merger give us an opportunity to fix the structure of the WPS division and minimize the negative impacts of our matrix?  Will we operate as a regional organization (like Ecolab), a global organization, or somewhere in the middle (like Nalco today)?  In general, many feel that the Ecolab merger will give our leadership a unique opportunity to streamline and simplify reporting lines, drive more clarity in decision making and roles/responsibilities and eliminate a lot of frustration that exists today in WPS.  It would be a lot of work.  Is someone going to look at the pros and cons or will Ecolab decide our structure?
The integration teams will focus on taking the best from both companies.  A senior executive from Ecolab will be selected as the day-to-day lead of the integration process, and will report to Erik Fyrwald in that role.  Integration teams are expected to pull from both companies to ensure that the people, processes and systems of the combined entity take the best from both.

Will there be any slowdown of current M&A work as a result of this merger.  Will capital money for IWM projects dry up until the deal is closed?
Accelerating growth, with a stronger financial position behind us, is one of the primary objectives of the merger.  If there is any slowdown in capital, it will be very temporary as resources are focused on this merger.  We will need to learn more before we can determine what changes will be made in our capital allocation processes.

Should Create the Difference teams go on a hiatus until we see what direction Ecolab will want to take talent management, succession planning, etc…?  What do their programs look like, can we just adopt what they are doing?  Should we?  Are they better than us at this?  What can we learn from them?
There are many projects under way under the Create Your Difference program that will move forward without interruption – particularly around recruiting and some new training initiatives.  Some programs, particularly those leveraging new technologies, will be slowed in our push until we learn more about the fit with Ecolab.  Mike Bushman, Laurie Marsh, Mary Kay Kaufmann and others will communicate more on this in the coming weeks.

What is Ecolab’s revenue outside of the US?
International revenue represents 48% of Ecolab’s revenue:  30% EAME, 10% AP, 5% LA, 3% Canada.

Will there be any changes in your safety focus and practices?
One of Nalco’s core values is safety and this will not change.  Ecolab also places a high value on safety and this will be an area of focus for best practice sharing.